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ANNUAL AUDITED REPORT
FORM X-1 7A-5
PART III

SEC FILE
8-66330

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___01/01/06___ AND ENDING _12/31/06_
                                   MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **TOUSSAINT CAPITAL PARTNERS, LLC**

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

OFFICIAL USE ONLY
FIRM I.D. NO.

110 WALL STREET, 11ᵗʰ FLOOR

(No. and Street)

NEW YORK   NY   10005
    (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
AVERY BYRD   212-328-1833
                                        (Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

RECEIVED

MAR 30 2007

199

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BAGELL, JOSEPHS, LEVINE & COMPANY, L.L.C.

(Name - if individual, state last, first, middle name)

200 HADDONFIELD BERLIN RD STE 402   GIBBSBORO   NJ   08026
    (Address)   (City)   (State)   (Zip Code)

CHECK ONE:

X Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).

PROCESSED
APR 17 2007
THOMSON
FINANCIAL

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OATH OR AFFIRMATION

1, AVERY BYRD _____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of TOUSSAINT CAPITAL PARTNERS, LLC
_____ , as of _DECEMBER 31_____ ,2006_____ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

Signature

PRESIDENT
_____
Title

_____
Notary Public

DOROTHY D. WEEKS
Notary Public, State of New York
No. 01WE6070282
Qualified in Kings County
Commission Expires Feb. 25, 2010

DOROTHY D. WEEKS
Notary Public, State of New York
No. 01WE6070282
Qualified in Kings County
Commission Expires Feb. 25, 2010

This report ** contains (check all applicable boxes):
X (a) Facing Page.
X (b) Statement of Financial Condition.
X (c) Statement of Income (Loss).
X (d) Statement of Changes in Financial Condition.
X (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
X (g) Computation of Net Capital,
☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 150-3.
☐ (i) Information Relating to the Possession or Control Requirements Under Rule 150-3.
☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 150-3.
☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
X (1) An Oath or Affirmation.
☐ (in) A copy of the SIPC Supplemental Report.
☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit,

"For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

BAGELL, JOSEPHS, LEVINE & COMPANY, L.L.C.

Certified Public Accountants
High Ridge Commons
Suites 400-403
200 Haddonfield Berlin Road
Gibbsboro, New Jersey 08026
(856) 346-2828   Fax (856) 346-2882

INDEPENDENT AUDITORS' REPORT

To the Members of
Toussaint Capital Partners, LLC
New York, New York

We have audited the accompanying statement of financial condition of Toussaint Capital Partners, LLC as of December 31, 2006, and the related statement of income, changes in members' equity, statement of accumulated comprehensive income and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Toussaint Capital Partners, LLC, as of December 31, 2006 and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplemental schedule listed in the accompanying index is presented for the purposes of additional analysis and is not a required part of the basic financial statements, but is supplemental information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

BAGELL, JOSEPHS, LEVINE & COMPANY, LLC.

BAGELL, JOSEPHS, LEVINE & COMPANY, L.L.C.
Certified Public Accountants
Gibbsboro, New Jersey

March 28, 2007

TOUSSAINT CAPITAL PARTNERS, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2006

ASSETS

ASSETS

Cash	$	95,266
Deposits with clearing brokers		99,901
Commissions receivable		312,147
Securities owned, at market		379,326
Due from related parties		36,969
Security deposits		10,825
Fixed assets (less accumulated depreciation of $2,729)		24,788
TOTAL ASSETS	$	959,222

LIABILITIES AND MEMBERS' EQUITY

LIABILITIES

Accounts payable and accrued expenses	$	88,408
Loan payable		25,000
Total liabilities		113,408

MEMBERS' EQUITY

Members' equity		841,881
Accumulated comprehensive income		3,933
Total members' equity		845,814
TOTAL LIABILITIES AND MEMBERS' EQUITY	$	959,222

The accompanying notes are an integral part of these financial statements

TOUSSAINT CAPITAL PARTNERS, LLC
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2006

REVENUE

Commissions fee income- net	$1,153,804

TOTAL REVENUES 1,153,804

OPERATING EXPENSES

Payroll	541,962
Rent	40,690
Office	18,800
Professional fees	45,603
Other	48,925
Depreciation	1,805
Quotes	15,510
Licenses and registration	7,905
Automobile expense	26,358
Insurance	37,756
Outside services	3,066
Telephone	31,364
Data feeds	51,690
Travel and entertainment	43,338

TOTAL EXPENSES 914,772

INCOME FROM OPERATIONS 239,032

OTHER INCOME/(EXPENSES)

Interest income	2,806
Interest expense	-
Total other income/(expense)	2,806

NET INCOME $ 241,838

The accompanying notes are an integral part of these financial statements

TOUSSAINT CAPITAL PARTNERS, LLC
STATEMENT OF CHANGES IN MEMBERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2006

	2006
Balance at January 1, 2005	$ 809,076
Members' contributions	98,600
Members' withdrawals	(306,074)
Net income	241,838
Other comprehensive income	2,374
Balance at December 31, 2005	$ 845,814

The accompanying notes are an integral part of these financial statements.

TOUSSAINT CAPITAL PARTNERS, LLC
STATEMENT OF ACCUMULATED COMPREHENSIVE INCOME
FOR THE YEAR ENDED DECEMBER 31, 2006

Net income	$ 241,838
Other comprehensive income	
Unrealized gain on securities	2,374
Comprehensive income	$ 244,212

The accompanying notes are an integral part of these financial statements.

TOUSSAINT CAPITAL PARTNERS, LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2006

CASH FLOWS FROM OPERATING ACTIVITIES	
Net income	$ 241,838
Adjustments to reconcile net income to net cash	
provided by operating activities:	
Depreciation	1,805
(Increase) Decrease in operating assets:	
Deposits with clearing broker, net	(1,100)
Commissions receivable	(139,865)
Increase (Decrease) in operating liabilities:	
Accounts payable and accrued expenses	30,402
Total adjustments	(108,758)
Net cash provided by operating activities	133,080
CASH FLOWS FROM INVESTING ACTIVITIES	
Purchase of marketable securities	(120,992)
Due from related parties	(30,351)
Purchase of fixed assets	(9,790)
Net cash (used in) investing activities	(161,133)
CASH FLOWS FROM FINANCING ACTIVITIES	
Members' contributions	98,600
Members' withdrawals	(306,074)
Net cash (used in) financing activities	(207,474)
NET DECREASE IN CASH AND CASH EQUIVALENTS	(235,527)
CASH - BEGINNING OF YEAR	330,793
CASH - END OF YEAR	$ 95,266

NOTE 1. **NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT**
ACCOUNTING POLICIES
BUSINESS

Toussaint Capital Partners, LLC, ("Company") is a registered broker-dealer in securities under the provisions of the Securities Exchange Act of 1934 and is a member of the National Association of Securities Dealers, Inc.

The Company has an agreement ("Agreement") with a clearing broker ("Broker") to clear securities transactions, carry customers' accounts on a fully disclosed basis and perform certain record keeping functions. Accordingly, the Company operates under the exemptive provisions of Securities and Exchange Commission ("SEC") Rule 15c3-3(k)(2)(ii).

SECURITIES TRANSACTIONS

Securities transactions and related commission revenues and expenses are recorded on a trade date basis. Securities listed on a national exchange are valued at the last sales price on the date of valuation. Securities not listed on a national exchange are valued at the last sales price on the date of valuation or, if such price is not available, at the bid price for securities owned and the ask price for securities sold but not yet purchased at the close of business.

INCOME TAXES

The Company, has elected to be treated as a limited liability company under the applicable provisions of the Internal Revenue Code. Accordingly, items of income, loss, credits and deductions are not taxed within the company but are reported on the income tax returns of the members.

USE OF ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 1. **NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)**

FIXED ASSETS

Fixed assets are stated at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets.

When assets are retired or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts, and any resulting gain or loss is recognized in income for the period. The costs of maintenance and repairs are changed to income as incurred; significant renewals and betterments are capitalized. Deduction is made for retirements resulting from renewals or betterment.

FAIR VALUE OF FINANCIAL INSTRUMENTS

The carrying amounts reported in the balance sheet for cash and cash equivalents, and accounts payable approximate fair value because of the immediate or short-term maturity of these financial instruments. The carrying amount reported for long-term debt approximates fair value because, in general, the interest on the underlying instruments fluctuates with market rates.

NOTE 2. **CLEARING AGREEMENT**

In accordance with the Agreement, all of the Company's property held by the Broker including, but not limited to, securities, deposits, monies and receivables are used as collateral to secure the Company's liabilities and obligations to the Broker.

NOTE 3. **REGULATORY NET CAPITAL AND RESERVE REQUIREMENTS**

The Company is subject to the SEC's Uniform Net Capital Rule, which requires the maintenance of minimum regulatory net capital and requires that the ratio of aggregate indebtedness to regulatory net capital, both as defined, shall not exceed 15 to 1. As of December 31, 2006, the Company has regulatory net capital of approximately $607,528 and a minimum regulatory net capital requirement of $100,000.

Under the provisions of Rule 15c3-3, the Company is not required to segregate funds in a special reserve account for the exclusive benefit of customers and, is not subject to certain other requirements of the Consumer Protection Rule.

NOTE 4.   **COMMITMENTS**

CUSTOMER TRANSACTIONS

In the normal course of business, the Company executes, as agent, securities transactions on behalf of its customers. If the agency transactions do not settle because of failure to perform by either the customer or the counter party, the Company may be obligated to discharge the obligation of the non-performing party and, as a result, is subject to market risk if the market value of the securities is different from the contract amount of the transactions.

The Company does not anticipate nonperformance by customers or counter parties in the above situations. The Company's policy is to monitor its market exposure and counter party risk. In addition, the Company has a policy of reviewing, as considered necessary, the credit standing of each counter party and customer with which it conducts business.

OPERATING LEASE

The Company leases office space under a lease agreement. Currently, the Company is paying $3,358 per month plus utilities as a base rent. The lease expires March 2007.

Rent expense for the year ended December 31, 2006 was $40,690.

NOTE 5.   **MARKETABLE SECURITIES**

Marketable securities represent securities owned by the Company as an investment. As of December 31, 2006, marketable securities were comprised of the following:

	Market Value	Percent of Total
Corporate securities (net of unrealized appreciation)	$ 379,326	100%

NOTE 6.   **SECURITY DEPOSITS**

The Company has a security deposit with its' landlord in the amount of $10,825 as of December 31, 2006.

NOTE 7.   **FIXED ASSETS**

Fixed assets at December 31, 2006 are as follows:

Office equipment and furniture	$ 12,710
Computer	14,807
Accumulated depreciation	(2,729)
	$ 24,788

Depreciation expense was $1,805 for the year ended December 31, 2006.

NOTE 8.   **LOAN PAYABLE**

On November 21, 2003, the Company entered into a loan agreement with an investor in the amount of $25,000. The loan was used to raise funds for working capital needs. The payback period for the loan was divided into two periods, the interim period and the fully operational period. The interim period was no longer than one year. The fully operational period begins once notification is given from the Company's management. The Company's management team did send the letter to the investor, informing them that the loan was within the fully operational period. Within the fully operational period the term of the note is for three years and the note contains a one-time put option that must be communicated 30 days prior to extension. The note is continuously callable upon a 30-day notification. The coupon on the note is 12% per year. Payments on interest were to begin 15 days after the end of the after the end of the fiscal year. If the note is held to maturity (3 years) the investor will receive an equity "kicker" equal to ½% (1/2% for every $50,000 invested) of the defined net income. This payment will be made no later than 60 days after year-end. The investor can only liquidate without penalty only at the one-year put option date. Early liquidation after the first year and prior to maturity will be subject to a 25% penalty applied to the principal invested.

On February 14, 2006, the Company paid interest due to the investor in the amount of $4,078.

TOUSSAINT CAPITAL PARTNERS, LLC
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1
AND STATEMENT PURSUANT TO RULE 17a-5(d)(4)
DECEMBER 31, 2006

Computation of Net Capital Pursuant to Rule 15c3-1

Computation of Net Capital

Total members' equity from statement of financial condition	$ 845,814
Less: Non-allowable assets:	
Account Receivable over 30 days	(163,677)
Due from related parties	(36,969)
Fixed assets	(24,788)
Security deposits	(10,825)
Total non-allowable assets	(236,259)
Tentative net capital	609,555
Haircut valuations and undue concentration	(2,027)
NET CAPITAL	**$ 607,528**

Computation of Basic Net Capital Requirement

Minimum net capital required, 6-2/3% of $113,408, pursuant to Rule 15c3-1	$ 7,561
Minimum dollar net capital requirements of reporting broker/dealer	$100,000
Net capital requirement	$100,000
EXCESS NET CAPITAL	**$507,528**

Computation of Aggregate Indebtedness

Accounts payable and accrued expenses	$ 303,408
Loan payable	$ 25,000
Total aggregated indebtedness	$113,408
Percentage of aggregate indebtedness to net capital %	18.67%

Statement Pursuant to Rule 17a-5(d)(4)

A reconciliation with the Company's computation of net capital to that as reported in the unaudited Part II A of Form X-17A-5 is prepared below as there are material differences between the Company's computation of net capital and the computation contained herein.

Company's computation of net capital	$	638,886
Adjustment to non-allowable assets		(31,358)
Net capital as audited	$	607,528

SUPPLEMENTAL SCHEDULE

BAGELL, JOSEPHS, LEVINE & COMPANY, L.L.C.
Certified Public Accountants

High Ridge Commons
Suites 400-403
200 Haddonfield Berlin Road
Gibbsboro, New Jersey 08026
(856) 346-2828   Fax (856) 346-2882

REPORT ON INTERNAL CONTROL

To the Members of
Toussaint Capital Partners, LLC

In planning and performing our audit of the financial statements and supplemental schedules of Toussaint Capital Partners, LLC, for the year ended December 31, 2006, we considered its internal control structure, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5 (g) (1) of the Securities and Exchange Commission, we have made a study of the practices and procedures followed by the company that we considered relevant to the objectives stated in Rule 17a-5 (g) in making the periodic computation of aggregate indebtedness and net capital under Rule 17a-3 (a) (11) and the procedures for determining compliance with exemptive provisions of Rule 15c3-3. We did not review practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in compliance with the requirements for prompt payment of securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the proceeding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5 (g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structures or the practices and procedures referred to above, errors or irregularities may occur and may not be detected. Also, protection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weakness under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities that we consider to be material weakness as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purpose in accordance with Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all materials respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2006 to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, and other regulatory agencies, which rely on Rule 17a-5 (g) under the Securities Exchange Act of 1934 and should not be used by anyone other than these specified parties.

BAGELL, JOSEPHS, LEVINE & COMPANY, LLC.
BAGELL, JOSEPHS, LEVINE & COMPANY, L.L.C.
Certified Public Accountants
Gibbsboro, New Jersey

March 28, 2007

MEMBER OF: AMERICAN INSTITUTE OF CERTIFIED PUBLIC ACCOUNTANTS (AICPA)
              CENTER FOR PUBLIC COMPANY AUDIT FIRMS (CPCAF)
              NEW JERSEY SOCIETY OF CERTIFIED PUBLIC ACCOUNTANTS
              PENNSYLVANIA INSTITUTE OF CERTIFIED PUBLIC ACCOUNTANTS
              FLORIDA STATE BOARD OF ACCOUNTANCY

END